November 9, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Peggy Fisher
Praveen Kartholy
Jay Mumford
Brian Cascio

Re: AOB Biotech, Inc.
Amendment No.1 to Registration
Statement on Form 10-SB
Filed: September 14, 2006
File No.:000-52221

Gentlepersons:

The Registrant hereby files its Amendment No.1 to the Form 10-SB Registration Statement filed on September 14, 2006 (“Amendment No.1”). The Amendment No.1 contains updated financial statements and it has been revised in accordance with the Commissions October 4, 2006 comment letter.

To assist the staff in their review of your responses we have reproduced the text of each of the staff’s comments preceding each of our responses.

Item1. Description of Business, page 4

1.	We note your response to comment 6, where you identify AOB Capital, Inc., as a separate entity, yet your disclosure describes it as your predecessor company. Please reconcile.

Response

We apologize for our misstatement. AOB Capital was the former name of the Registrant and is not a separate entity.

2.	We note your response to our prior comment 8. We reissue the comment. Please explain whether you have received or sought any approvals from the Chinese Food and Drug Administration to date.

Response

We have applied for approval from the Chinese Food and Drug Administration to sell two of the Company’s products in China. The products are OPC-Complex and Livican. Both of these are in the “Health Food Supplement” category and are not subject to regulations relating to drugs. The Company filed with the China Federal Trade Commission (“CFTC”) in September, and it expects to be approved within six months. We have included an additional section, “China Federal Trade Commission,” on page 8 discussing the CFTC filing and process.

3.	Briefly describe the amounts and sources of your revenues to date and the major customers who accounted for those revenues.

Response

In response to this comment, we have added a fourth paragraph under “Item 1 Description of Business” on page 4 to discuss the Company’s revenues.

Overview of Industry, page 4

4.
We note your response to our prior comment 9. Please provide copies of the statements about the growth of the nutrition industry as described in the NBJ’s Annual Industry Survey marked to show where the statements you cite are located.

Response

In response to your comment, we have attached, as supplemental information, page 1 of the Nutrition Business Journal’s Annual Industry Overview, 2006 marked to show where the statements we cite are located.

Research and Development-Laboratory, page 7

5.
According to Note 2 to your financial statements, you have received $500,000 in advance in order to develop five formulas, and you have developed two of them already. Expand here to disclose in more detail how many employees are engaged in the development of these products and how you developed two of them when you had no research and development expenditures for your fiscal year ended May 31, 2006. Disclose whether there are any time limitations set for when the other three products must be developed.

Response

In response to your comment, we have expanded the last paragraph under “Research and Development - Laboratory.”

Risk Factors, page 9

6.
Include a risk factor which addresses your reliance on a few customers, stating the percentage of revenues attributable to each material customer. Discuss the fact that almost all your product sales for fiscal year ended May 31, 2006 were to Harbinger International, Inc., and the related accounts receivable. Disclose the payment terms for Harbinger and the likelihood that you will collect on the accounts receivable.

Response

In response to your comment, we have added the following to the Risk Factors section of the Registration Statement: “Our Reliance on Only a Few Customers Could Adversely Affect Our Future Revenues.”

Management’s Discussion and Analysis or Plan of Operations, page 17

7.
Please expand your overview to discuss the most important operating issues or other significant matters with which management is concerned primarily in evaluation the company’s financial condition and operating results. For example, discuss the nature of your consulting business and the transition to your new business operations. Discuss the revenues you received to date from the SuperMax agreement and the development status for the three products you are obligated to develop for SuperMax. Also discuss the extent to which sales to Harbinger contributed to your product revenues and your related accounts receivable, including the likelihood that they will be paid to you.

Response

In response to your comment, we have added two paragraphs to the “Overview” section on page 17.

Results of Operations, page 17

8.
We reference your response to our prior comment number 12. We also reference the discussion on page 17 that the significant increase in revenues is attributable to two new business operations, product sales and formula development offset by a decrease in marketing consulting services. Please revise to clarify the new business operations, product sales and formula and to discuss and quantify each of the significant factors that contributed to the significant revenue increase. The discussion should clearly identify your sources of revenues and how these changed each period with the related reasons for the changes.

Response

In response to your comment, we have expanded the first paragraph under “Year Ended May 31, 2006 versus Year Ended May 31, 2005.”

Critical Accounting Policies and Estimates

9.
We reissue our prior comment 16. Your response states that you have revised this section as appropriate but the filing appears to have omitted the Critical Accounting Policies and Estimates section. Please revise appropriately.

Response

We have inserted “Critical Accounting Policies” at the end of the MD&A section in accordance with your comment.

Certain Relationships…, page 20

10.	Supplementally confirm that neither SuperMax USA nor Harbinger are affiliates of the registrant and/or any of its officers, directors, or major shareholders, or expand to discuss any affiliation.

Response

Neither SuperMax USA nor Harbinger International, Inc. are affiliates of the Registrant and/or any of its officers, directors, major shareholders, or affiliates of the Registrant.

Financial Statements

11.	Please update the financial statements when required by Item 310(g) of Regulation S-B.

Response

The Registrant has updated its financial statements as required by Item 310(g) of Regulation S-B to include the interim financial statements for the three-months ended August 31, 2006.

12.
We note your development agreement with SuperMax USA whereby you will formulate five food and nutritional supplement products. You state that the fair value of the formula is $100,000 each. Please tell us how you determined fair value for each of the products, clarify your accounting treatment for the revenue recognition for each product under the development agreement and include the basis for this treatment. In addition, disclose any continuing obligations with each of the products under the development agreement and how this was considered in determining the amount of revenue that should be recognize and deferred.

Response

Note 2 on the Notes to Financial Statements has been revised as follows:

The main cost factor of developing these formulas is the salary expense of the R & D personnel, and that other costs are considered to be insignificant. Furthermore, the formulas to be developed have essentially similar characteristics and are estimated to take approximately equivalent amounts of time and overhead to develop and finish. As such, the Company determined the fair values of the formulas to be $100,000 each. In the year ended May 31, 2006, the Company received $500,000 from SuperMax and delivered two formulas. The Company has no future obligations to SuperMax for the delivered formulas. Accordingly, $200,000 of the $500,000 received from SuperMax was recognized as formula sales revenue and the remaining $300,000 was recorded as deferred revenue.

13.
Please revise to disclose the nature of the sales to Harbinger International whether the related accounts receivable has been collected. Clarify whether there are any continuing obligations related to these sales. If the accounts receivable has collected tell us the reasons and when you expect to collects these amounts.

Response

Note 6 on the Notes to Financial Statements has been revised as follows:

For the year ended May 31, 2006, the Company recognized revenue of $260,150 from sales of herbal and nutritional supplement products. $256,440 of this revenue was from Harbinger International Inc., a Taiwanese company, to which the Company has no future obligations. As of May 31, 2006, accounts receivable from this customer totaled $256,440.

The Company expects to collect all of its Accounts Receivable by December 31, 2006.

Exhibits

14.	Please file your lease with AOB Commerce as an exhibit. Also, we note that your lease for your Seattle property seems to have expired. Please explain how you are still able to use that space.

Response

In accordance with your comment, we have enclosed as Exhibit 10.4, the Sub-lease with AOB Commerce and the renewed lease Exhibit 10.3, relating to the Seattle property.

15.
Exhibit 10.1 is identified in the exhibits index as a “Service and Consulting Development Agreement,” but the exhibit filed is a “Development Agreement” with SuperMax USA. Please reconcile and file any missing agreement. Also, please file the license agreement you entered into with SuperMax USA.

Response

In response to your comment we have renamed Exhibit 10.1 to correspond to the name of the agreement.

Enclosed with this letter is a letter from the President of the Company acknowledging, among other things, the Company’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe we have appropriately addressed all of the issues and concerns raised by your comment letter and therefore we request a prompt review and an early effective date for the Registration Statement.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

STONE | ROSENBLATT | CHA

William B. Barnett
Of Counsel to Stone, Rosenblatt & Cha

WBB/scc

November 9, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AOB Biotech, Inc.
Amendment No. 1 to
Registration Statement on Form 10-SB
Filed: November 9, 2006
File No.: 001-32897

Gentlemen:

Please be advised that, on behalf of AOB Biotech, Inc., (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form 10-SB, and
(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form 10-SB, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

AOB Biotech, Inc.

Nelson Liao, Chief Executive Officer